# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENVIRI CORP, CIK 0000045876
CUSIP: 415864107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Str, 17th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000313028

## Reporting persons
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,123,148; shared voting power 2,604; sole dispositive power 5,125,752; shared dispositive power 0; aggregate amount beneficially owned 5,125,752 (6.37% of the class)

## Item 1. Issuer
Name of issuer: ENVIRI CORP
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Str, 17th Floor, Philadelphia, Pennsylvania, 19103

## Item 2. Person Filing
Name of person filing: Barrow Hanley Global Investors
Address of principal business office or, if none, residence:
2200 Ross Avenue, 31st Floor
Dallas, TX 75201
Citizenship: Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5125752
Percent of class: 6.37
Sole power to vote or to direct the vote: 5123148
Shared power to vote or to direct the vote: 2604
Sole power to dispose or to direct the disposition: 5125752
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: Hannah Ackels, Hannah Ackels, CCO (05/14/2025)